Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 108-A-III dated February 7, 2011

Term Sheet
Product Supplement No. 108-A-III
Registration Statement No. 333-155535
Dated March 10, 2011; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Upside Auto Callable Single Observation Reverse Exchangeable Notes due March 26, 2012 Each Linked to the Common Stock (Including American Depositary Shares) of a Different Single Reference Stock Issuer

General

- This term sheet relates to three (3) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the three (3) note offerings or, at your election, in some or all of the offerings. This term sheet does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, to accept the risks of owning equities in general and the common stock (including American depositary shares, if applicable) of the applicable Reference Stock issuer, in particular, to assume the risk that the notes will be automatically called and the investors will receive less interest than if the notes are not automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.
- Each issue of offered notes will pay interest monthly at the applicable fixed rate specified for that issue below. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Protection Amount as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 26, 2012*
- If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Automatic Call:	If on any of the four (4) Call Dates, the closing price of the applicable Reference Stock is greater than the applicable Initial Share Price, the notes will be automatically called on that Call Date.
Payment if Called:	If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.
Pricing Date:	On or about March 22, 2011
Settlement Date:	On or about March 25, 2011
Call Dates*:	June 22, 2011 (first Call Date), September 21, 2011 (second Call Date), December 21, 2011 (third Call Date) and March 21, 2012 (final Call Date, which is also the Observation Date)
Call Settlement Dates*:	June 27, 2011 (first Call Settlement Date), September 26, 2011 (second Call Settlement Date), December 27, 2011 (third Call Settlement Date) and March 26, 2012 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Call Date specified above, *provided* that the final Call Settlement Date is the Maturity Date.
Observation Date:	March 21, 2012*
Maturity Date:	March 26, 2012*
Interest Payment Dates:	Interest on the notes will be payable monthly in arrears on the 25th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such day, an Interest Payment Date), commencing April 25, 2011, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information.
Payment at Maturity:	If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the applicable Reference Stock. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount. If the notes are not automatically called and the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**
Other Key Terms:	See "Additional Key Terms" on page TS-1 of this term sheet.

Reference Stock Issuer	Page Number	Ticker Symbol	Interest Rate† If Not Automatically Called	Interest Rate† If Automatically Called on First Call Date	Second Call Date	Third Call Date	Fourth Call Date	Protection Amount	Initial Share Price	CUSIP	Approximate Monthly Coupon	Hypothetical Tax Allocation of Monthly Coupon†† Interest on Deposit	Put Premium
Netflix, Inc.	TS-5	NFLX	At least 15.20% per annum	At least 3.80%	At least 7.60%	At least 11.40%	At least 15.20%	30.00% of the Initial Share Price		48125XJL1	$12.67	5.86%	94.14%
				(in each case equivalent to 15.20% per annum)									
LDK Solar Co., Inc. (ADS)	TS-7	LDK	At least 19.15% per annum	At least 4.7875%	At least 9.575%	At least 14.3625%	At least 19.15%	40.00% of the Initial Share Price		48125XJM9	$15.96	4.65%	95.35%
				(in each case equivalent to 19.15% per annum)									
Freeport-McMoRan Copper & Gold Inc.	TS-9	FCX	At least 13.15% per annum	At least 3.2875%	At least 6.575%	At least 9.8625%	At least 13.15%	20.00% of the Initial Share Price		48125XJN7	$10.96	6.77%	93.23%
				(in each case equivalent to 13.15% per annum)									

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" or "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 108-A-III

† The actual interest rate will be determined on the pricing date.

†† Based on one reasonable treatment of the notes, as described herein under "Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 108-A-III under "Certain U.S. Federal Income Tax Consequences" on page PS-35. The allocations presented herein were determined as of March 9, 2011; the actual allocations will be determined as of the Pricing Date and may differ.

Investing in the Upside Auto Callable Single Observation Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 108-A-III and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) In no event will the fees and commissions received by J.P. Morgan Securities LLC, which we refer to as JPMS, which include concessions to be allowed to other affiliated or unaffiliated dealers, exceed $50.00 per $1,000 principal amount note for any of the three (3) offerings listed above. For more detailed information about fees, commissions and concessions, please see "Supplemental Plan of Distribution" on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 10, 2011

Additional Terms Specific to Each Note Offering

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 108-A-III and this term sheet if you so request by calling toll-free 866-535-9248.

This term sheet relates to three (3) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the three (3) note offerings or, at your election, in some or all of the offerings. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to withdraw, cancel or modify either offering and to reject orders in whole or in part. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stocks) or as to the suitability of an investment in the notes.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 108-A-III dated February 7, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 108-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 108-A-III dated February 7, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000853/e41982_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Physical Delivery Amount:	The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price, subject to adjustments
Cash Value:	The product of (1) $1,000 divided by the applicable Initial Share Price and (2) the applicable Final Share Price, subject to adjustments
Initial Share Price:	The closing price of the applicable Reference Stock on the Pricing Date. The applicable Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 108-A-III for further information about these adjustments.
Final Share Price:	The closing price of the applicable Reference Stock on the Observation Date

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at an Interest Rate depending upon the applicable Reference Stock, as indicated on the cover of this term sheet. The applicable Interest Rate is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity or upon automatic call is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments at the applicable Interest Rate set forth on the cover of this term sheet. Interest will be payable monthly in arrears on the 25th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such day, an "Interest Payment Date"), commencing April 25, 2011, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the Interest Payment Date for June 2011 is June 25, 2011, but due to June 25, 2011 being a Saturday, payment of interest with respect to that Interest Payment Date will be made on June 27, 2011, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing price of the applicable Reference Stock is greater than the applicable Initial Share Price on any of the four (4) Call Dates, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity so long as the applicable Final Share Price is not less than the applicable Initial Share Price by more than the applicable Protection Amount on the Observation Date. However, if the notes are not automatically called and if the applicable Final Share

Price is less than the applicable Initial Share Price by more than the applicable Protection Amount, you could lose the entire principal amount of your notes.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 108-A-III. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a Put Option written by you that is automatically terminable in circumstances where the Automatic Call occurs and that, if not terminated, requires you to purchase the applicable Reference Stock (or, at our option, the Cash Value thereof) from us at maturity under circumstances where the payment at maturity is the applicable Physical Delivery Amount and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation to purchase the applicable Reference Stock. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide those allocations in the pricing supplement for the notes. If the notes had priced on March 9, 2011, the coupon payments and the percentages thereof that we would have treated as interest on the Deposit and as Put Premium would have been as specified on the cover of this term sheet. The actual allocations that we will determine for the notes may differ from those hypothetical allocations, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, including as a result of an automatic call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 108-A-III dated February 7, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, the payment at maturity will be based on whether the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount. Under certain circumstances, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the applicable Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — The notes will be called before maturity if the closing price of the applicable Reference Stock is greater than the applicable Initial Share Price on any of the four (4) Call Dates. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE** — If the notes are not automatically called and the closing price of the applicable Reference Stock on the Observation Date (*i.e.*, the applicable Final Share Price) is less than the applicable Initial Share Price minus the applicable Protection Amount, you will be fully exposed to any depreciation in the applicable Reference Stock. Because the applicable Final Share Price will be determined based on the applicable closing price on a single trading day near the end of the term of the notes, the price of the applicable Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the applicable Initial Share Price minus the applicable Protection Amount. This difference could be particularly large if there is a significant decrease in the price of the applicable Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the applicable Reference Stock during the term of the notes, especially on dates near the Observation Date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Call Settlement Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in notes linked to the value of the American depositary shares (or "ADSs") representing interests in the ordinary shares of LDK Solar Co., Ltd. (which we refer to as "LDK Solar"), which are issued by a Cayman Islands issuer, involves risks associated with the home country of LDK Solar. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of LDK Solar, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **FOR NOTES LINKED TO THE ADSs OF LDK SOLAR, THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF THE ADSs OF LDK SOLAR AND THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES OF LDK SOLAR** — For notes linked to the ADSs of LDK Solar, you should be aware that the return on your notes is linked to the price of the ADSs and not the ordinary shares of LDK Solar. There are important differences between the rights of holders of ADSs and holders of the ordinary shares of LDK Solar. Each ADS is a security evidenced by American depositary receipts that represents one ordinary share of LDK Solar. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, LDK Solar, and holders of the ADSs, which may be different from the rights of holders of the ordinary shares of LDK Solar. For example, LDK Solar may make distributions in respect of the ordinary shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the ordinary shares of LDK Solar may be significant and may materially and adversely affect the value of the ADSs and, as a result, the notes linked to the ADSs of LDK Solar.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

- **SINGLE STOCK RISK** — The price of the applicable Reference Stock can fall sharply due to factors specific to such Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the applicable Final Share Price is not below the applicable Initial Share Price by more than the applicable Protection Amount and the notes are held to maturity. If the notes are not automatically called and the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount, the protection provided by the applicable Protection Amount will be eliminated and you will be fully exposed at maturity to any decline in the market price of the applicable Reference Stock.

- **VOLATILITY RISK** — Greater expected volatility with respect to the applicable Reference Stock indicates a greater likelihood as of the Pricing Date that the applicable Reference Stock could close below the applicable Initial Share Price by more than the applicable Protection Amount on the Observation Date. The applicable Reference Stock's volatility, however, can change significantly over the term of the notes. The closing price of the applicable Reference Stock could fall sharply on the Observation Date, which could result in a significant loss of principal.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — If the notes are not automatically called and the applicable Final Share Price is not below the applicable Initial Share Price by more than the applicable Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the applicable Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet or in product supplement no. 108-A-III. You should undertake your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 108-A-III.

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock Issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference stock issuer pursuant to the Exchange Act can be located by reference to SEC file number provided below, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-20 of the accompanying product supplement no. 108-A-III for more information.

Netflix, Inc. ("Netflix")

According to its publicly available filings with the SEC, Netflix is an internet subscription service that provides access to TV shows and movies through internet streaming and home delivery. The common stock of Netflix, par value $0.001 per share, is listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Netflix in the accompanying product supplement no. 108-A-III. Netflix SEC file number is 000-49802.

Historical Information Regarding the Common Stock of Netflix

The following graph sets forth the historical performance of the common stock of Netflix based on the weekly closing price (in U.S. dollars) of the common stock of Netflix from January 6, 2006 through March 4, 2011. The closing price of the common stock of Netflix on March 9, 2011 was $192.99. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the closing price of the common stock of Netflix has experienced significant fluctuations. The historical performance of the common stock of Netflix should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Netflix on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the common stock of Netflix will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Netflix will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Netflix.



Examples of Hypothetical Payments at Maturity for Each $1,000 Investment in the Notes Linked to the Common Stock of Netflix

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Netflix, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $190.00
- the Interest Rate: 15.20% per annum if the note is held to maturity
  3.80% (equivalent to 15.20% per annum) if the note is automatically called on the first Call Date
  7.60% (equivalent to 15.20% per annum) if the note is automatically called on the second Call Date
  11.40% (equivalent to 15.20% per annum) if the note is automatically called on the third Call Date
  15.20% (equivalent to 15.20% per annum) if the note is automatically called on the final Call Date
- the Protection Amount (in U.S. dollars): $57.00

Hypothetical Highest Closing Price on any of the Call Dates	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**	Payment on the applicable Call Settlement Date**	Total Value of Payment Received at Maturity or on the applicable Call Settlement Date**
$380.00	N/A	N/A	N/A	$1,000.00	$1,000.00
$285.00	N/A	N/A	N/A	$1,000.00	$1,000.00
$237.50	N/A	N/A	N/A	$1,000.00	$1,000.00
$199.50	N/A	N/A	N/A	$1,000.00	$1,000.00
$190.00	$190.00	100.00%	$1,000.00	N/A	$1,000.00
$190.00	$180.50	95.00%	$1,000.00	N/A	$1,000.00
$171.00	$133.00	70.00%	$1,000.00	N/A	$1,000.00
$161.50	$123.50	65.00%	5 shares of the Reference Stock or the Cash Value thereof	N/A	$650.00
$123.50	$95.00	50.00%	5 shares of the Reference Stock or the Cash Value thereof	N/A	$500.00
$95.00	$47.50	25.00%	5 shares of the Reference Stock or the Cash Value thereof	N/A	$250.00
$57.00	$0.00	0.00%	5 shares of the Reference Stock or the Cash Value thereof	N/A	$0.00

**Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock on the first Call Date is $199.50. Because the closing price of the Reference Stock of $199.50 on the first Call Date is greater than the Initial Share Price of $190.00, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $190.00, and the Final Share Price is $180.50. Because the highest closing price of the Reference Stock of $190.00 on any of the Call Dates is not greater than the Initial Share Price of $190.00, the notes are not automatically called. Because the Final Share Price of $180.50 is less than the Initial Share Price of $190.00 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $123.50, and the Final Share Price is $95.00, a decline of more than the Protection Amount. Because the highest closing price of the Reference Stock of $123.50 on any of the Call Dates is not greater than the Initial Share Price of $190.00, the notes are not automatically called. Because the Final Share Price of $95.00 is less than the Initial Share Price of $190.00 by more than the Protection Amount, you will receive the Physical Delivery Amount, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $95.00 the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, at least $152.00 over the term of the notes or (2) if the notes are automatically called: (i) at least $38.00 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) at least $76.00 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) at least $114.00 if called on the third Call Date from the issue date to but excluding the third Call Settlement Date or (iv) at least $152.00 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. The actual interest rate will be determined on the Pricing Date and will not be less than 15.20% per annum. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price.

LDK Solar Co., Ltd. ("LDK Solar")

According to its publicly available filings with the SEC, LDK Solar, a Cayman Islands company, is a manufacturer of multicrystalline solar wafers, PV products and solar modules. The ADSs of LDK Solar, each representing one ordinary share of LDK Solar, par value $0.10 per share, are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of LDK Solar in the accompanying product supplement no. 108-A-III. LDK Solar's SEC file number is 001-33464.

Historical Information of the ADSs of LDK Solar

The following graph sets forth the historical performance of the ADSs of LDK Solar based on the weekly closing price (in U.S. dollars) of the ADSs of LDK Solar from June 1, 2007 through March 4, 2011. The closing price of the ADSs of LDK Solar on March 9, 2011 was $11.61. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the closing price of the ADSs of LDK Solar has experienced significant fluctuations. The historical performance of the ADSs of LDK Solar should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the ADSs of LDK Solar on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the ADSs of LDK Solar will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that LDK Solar will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the ADSs of LDK Solar.



Upside Auto Callable Single Observation Reverse Exchangeable Notes Each Linked to the Common Stock (Including American Depositary Shares) of a Different Single Reference Stock Issuer

Examples of Hypothetical Payments at Maturity for Each $1,000 Investment in the Notes Linked to the ADS of LDK Solar

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the American Depositary Shares of LDK Solar, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $11.60
- the Interest Rate: 19.15% per annum if the note is held to maturity
- the Protection Amount (in U.S. dollars): $4.64

4.7875% (equivalent to 19.15% per annum) if the note is automatically called on the first Call Date

9.575% (equivalent to 19.15% per annum) if the note is automatically called on the second Call Date

14.3625% (equivalent to 19.15% per annum) if the note is automatically called on the third Call Date

19.15% (equivalent to 19.15% per annum) if the note is automatically called on the final Call Date

Hypothetical Highest Closing Price on any of the Call Dates	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**	Payment on the applicable Call Settlement Date**	Total Value of Payment Received at Maturity or on the applicable Call Settlement Date**
$23.20	N/A	N/A	N/A	$1,000.00	$1,000.00
$17.40	N/A	N/A	N/A	$1,000.00	$1,000.00
$14.50	N/A	N/A	N/A	$1,000.00	$1,000.00
$12.18	N/A	N/A	N/A	$1,000.00	$1,000.00
$11.60	$11.60	100.00%	$1,000.00	N/A	$1,000.00
$11.60	$11.02	95.00%	$1,000.00	N/A	$1,000.00
$10.44	$6.96	60.00%	$1,000.00	N/A	$1,000.00
$9.86	$7.54	65.00%	86 shares of the Reference Stock or the Cash Value thereof	N/A	$650.00
$7.54	$5.80	50.00%	86 shares of the Reference Stock or the Cash Value thereof	N/A	$500.00
$5.80	$2.90	25.00%	86 shares of the Reference Stock or the Cash Value thereof	N/A	$250.00
$3.48	$0.00	0.00%	86 shares of the Reference Stock or the Cash Value thereof	N/A	$0.00

**Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock on the first Call Date is $12.18. Because the closing price of the Reference Stock of $12.18 on the first Call Date is greater than the Initial Share Price of $11.60, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $11.60, and the Final Share Price is $11.02. Because the highest closing price of the Reference Stock of $11.60 on any of the Call Dates is not greater than the Initial Share Price of $11.60, the notes are not automatically called. Because the Final Share Price of $11.02 is less than the Initial Share Price of $11.60 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $7.54, and the Final Share Price is $5.80, a decline of more than the Protection Amount. Because the highest closing price of the Reference Stock of $7.54 on any of the Call Dates is not greater than the Initial Share Price of $11.60, the notes are not automatically called. Because the Final Share Price of $5.80 is less than the Initial Share Price of $11.60 by more than the Protection Amount, you will receive the Physical Delivery Amount, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $5.80 the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, at least $191.50 over the term of the notes or (2) if the notes are automatically called: (i) at least $47.875 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) at least $95.75 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) at least $143.625 if called on the third Call Date from the issue date to but excluding the third Call Settlement Date or (iv) at least $191.50 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. The actual interest rate will be determined on the Pricing Date and will not be less than 19.15% per annum. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price.

Freeport-McMoRan Copper & Gold Inc. ("Freeport-McMoRan")

According to its publicly available filings with the SEC, Freeport-McMoRan is an international copper, gold and molybdenum mining company, with reserves and operations in Indonesia, North and South America and the Democratic Republic of Congo. The common stock of Freeport-McMoRan, par value $0.10 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Freeport-McMoRan in the accompanying product supplement no. 108-A-III. Freeport-McMoRan's SEC file number is 001-11307-01.

Historical Information Regarding the Common Stock of Freeport-McMoRan

The following graph sets forth the historical performance of the common stock of Freeport-McMoRan based on the weekly closing price (in U.S. dollars) of the common stock of Freeport-McMoRan from January 6, 2006 through March 4, 2011. The closing price of the common stock of Freeport-McMoRan on March 9, 2011 was $48.45. The historical prices of Freeport-McMoRan set forth in the graph below have been adjusted for a 2-for-1 stock split that began trading ex-dividend on February 2, 2011. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the closing price of the common stock of Freeport-McMoRan has experienced significant fluctuations. The historical performance of the common stock of Freeport-McMoRan should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Freeport-McMoRan on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the common stock of Freeport-McMoRan will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Freeport-McMoRan will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Freeport-McMoRan.



Examples of Hypothetical Payments at Maturity for Each $1,000 Investment in the Notes Linked to the Common Stock of Freeport-McMoRan

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Freeport-McMoRan, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $50.00
- the Interest Rate:

- the Protection Amount (in U.S. dollars): $10.00

13.15% per annum if the note is held to maturity

3.2875% (equivalent to 13.15% per annum) if the note is automatically called on the first Call Date

6.575% (equivalent to 13.15% per annum) if the note is automatically called on the second Call Date

9.8625% (equivalent to 13.15% per annum) if the note is automatically called on the third Call Date

13.15% (equivalent to 13.15% per annum) if the note is automatically called on the final Call Date

Hypothetical Highest Closing Price on any of the Call Dates	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**	Payment on the applicable Call Settlement Date**	Total Value of Payment Received at Maturity or on the applicable Call Settlement Date**
$100.00	N/A	N/A	N/A	$1,000.00	$1,000.00
$75.00	N/A	N/A	N/A	$1,000.00	$1,000.00
$62.50	N/A	N/A	N/A	$1,000.00	$1,000.00
$52.50	N/A	N/A	N/A	$1,000.00	$1,000.00
$50.00	**$50.00**	**100.00%**	**$1,000.00**	**N/A**	**$1,000.00**
$50.00	$47.50	95.00%	$1,000.00	N/A	$1,000.00
$45.00	$40.00	80.00%	$1,000.00	N/A	$1,000.00
$42.50	$32.50	65.00%	20 shares of the Reference Stock or the Cash Value thereof	N/A	$650.00
$32.50	$25.00	50.00%	20 shares of the Reference Stock or the Cash Value thereof	N/A	$500.00
$25.00	$12.50	25.00%	20 shares of the Reference Stock or the Cash Value thereof	N/A	$250.00
$15.00	$0.00	0.00%	20 shares of the Reference Stock or the Cash Value thereof	N/A	$0.00

**Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock on the first Call Date is $52.50. Because the closing price of the Reference Stock of $52.50 on the first Call Date is greater than the Initial Share Price of $50.00, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $50.00, and the Final Share Price is $47.50. Because the highest closing price of the Reference Stock of $50.00 on any of the Call Dates is not greater than the Initial Share Price of $50.00, the notes are not automatically called. Because the Final Share Price of $47.50 is less than the Initial Share Price of $50.00 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $32.50, and the Final Share Price is $25.00, a decline of more than the Protection Amount. Because the highest closing price of the Reference Stock of $32.50 on any of the Call Dates is not greater than the Initial Share Price of $50.00, the notes are not automatically called. Because the Final Share Price of $25.00 is less than the Initial Share Price of $50.00 by more than the Protection Amount, you will receive the Physical Delivery Amount, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $25.00 the total value of your fin1al payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, at least $131.50 over the term of the notes or (2) if the notes are automatically called: (i) at least $32.875 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) at least $65.75 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) at least $98.625 if called on the third Call Date from the issue date to but excluding the third Call Settlement Date or (iv) at least $131.50 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. The actual interest rate will be determined on the Pricing Date and will not be less than 13.15% per annum. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price.

Supplemental Plan of Distribution

If the notes linked to the common stock of Freeport-McMoRan priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to others dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $25.00 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions and other amounts to be paid to other dealers, exceed $50.00 per $1,000 principal amount note.

If the notes linked to the common stock of Netflix priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to others dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $25.00 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions and other amounts to be paid to other dealers, exceed $50.00 per $1,000 principal amount note.

If the notes linked to the American Depositary Shares of LDK Solar priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to others dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $25.00 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $35.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions and other amounts to be paid to other dealers, exceed $50.00 per $1,000 principal amount note.

The total aggregate principal amount of any series of notes being offered by this term sheet may not be purchased by investors in the applicable offering. Under these circumstances, JPMS will retain the unsold portion of the applicable offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of any series of notes will not exceed 15% of the aggregate principal amount of those notes. Any unsold portion may affect the supply of applicable notes available for secondary trading and, therefore, could adversely affect the price of the applicable notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-40 of the accompanying product supplement no. 108-A-III.